Exhibit 99.1

Zymeworks Announces Closing of Partial Exercise of Over-Allotment Option for its Initial Public Offering

Vancouver, Canada (May 31, 2017) – Zymeworks Inc. (“Zymeworks”) (NYSE: ZYME; TSX: ZYME) announced today that it completed the previously announced sale of an additional 394,467 common shares to the underwriters of its initial public offering at a price of US$13.00 per share, for additional gross proceeds to Zymeworks of US$5,128,071, pursuant to the partial exercise by the underwriters of their over-allotment option.
Citigroup Global Markets Canada Inc., Barclays Capital Inc. and Wells Fargo Securities, LLC acted as joint book-running managers for the offering. Canaccord Genuity Corp. acted as lead manager. Cormark Securities Inc. acted as co-manager. MTS Securities, LLC served as financial advisor to Zymeworks in the offering.
A registration statement relating to the common shares has been filed with and was declared effective by the U.S. Securities and Exchange Commission on April 27, 2017. A final base PREP prospectus has been filed with, and a receipt has been issued by, the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. A supplemented PREP prospectus containing pricing information and other important information relating to the common shares has also been filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada.
The offering was made only by means of a prospectus. The prospectus contains important detailed information about the securities offered. A copy of the U.S. final prospectus related to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (800) 831-9146, or by email at prospectus@citi.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (888) 603-5847, or by email at Barclaysprospectus@broadridge.com; or Wells Fargo Securities, LLC, Attn: Equity Syndicate, 375 Park Avenue, New York, NY 10152, by telephone (800) 326-5897, or by email at cmclientsupport@wellsfargo.com. Copies of the registration statement and the U.S. final prospectus may also be obtained from www.sec.gov. A copy of the supplemented PREP prospectus related to the offering may be obtained from Canaccord Genuity Corp., Attn: Equity Capital Markets, 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1, or by email at Ecm@canaccordgenuity.com; or Cormark Securities Inc., 200 Bay St Suite 2800, Toronto, ON M5J 2J2, by telephone: 416-943-6414, or by email at ssmoroz@cormark.com. A copy of the supplemented PREP prospectus may also be obtained from www.sedar.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zymeworks
Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics, initially focused on the treatment of cancer. Zymeworks’ suite of complementary therapeutic platforms and its fully-integrated drug development engine provide the flexibility and compatibility to precisely engineer and develop highly-differentiated product candidates. Zymeworks’ lead product candidate, ZW25, is a novel bispecific antibody currently being evaluated in an adaptive Phase 1 clinical trial. Zymeworks is also advancing a deep pipeline of preclinical product candidates and discovery-stage programs in immuno-oncology and other therapeutic areas. In addition to Zymeworks’ wholly-owned pipeline, its therapeutic platforms have been further leveraged through multiple strategic partnerships with global biopharmaceutical companies.

Forward-Looking Statements
This press release contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of Canadian securities laws or collectively, forward-looking statements, including statements with regard to ZW25 and our plans, objectives, goals, strategies, future events or future performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Zymeworks believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Zymeworks may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation, market conditions and the factors described under “Risk Factors” in Zymeworks' registration statement on Form F-1 and in its supplemented PREP prospectus dated April 27, 2017 filed in connection with its initial public offering (copies of which filings may be obtained at www.sec.gov and www.sedar.com). Consequently, forward-looking statements should be regarded solely as current plans, estimates and beliefs. Investors should not place undue reliance on forward-looking statements. No assurance can be given that the proceeds of the initial public offering, including the over-allotment option proceeds, will be used on the terms described. Allocation of the proceeds of the initial public offering is subject to numerous factors, many of which are beyond Zymeworks’ control, including, without limitation, market conditions and the risk factors and other matters set forth in Zymeworks’ filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Zymeworks undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Investor Inquiries:
David Matousek
Senior Manager, Investor Relations & Corporate Communications
(604) 678-1388
ir@zymeworks.com